UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WINN-DIXIE STORES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

974280307

(CUSIP Number of Class of Securities

Underlying Common Stock)

Larry B. Appel, Esq. Senior Vice President, Human Resources & Legal, General Counsel Winn-Dixie Stores, Inc. 5050 Edgewood Court Jacksonville, Florida 32254-3699 (904) 783-5000	Copy to: Jeffrey M. Stein, Esq. Laura Oleck Hewett, Esq. King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 (404) 572-4600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$467,381	$26.08

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have a value of $467,381 calculated using the Black-Scholes method based on a price per share of common stock of $11.38, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Select Market on November 5, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26.08	Filing Party: Winn-Dixie Stores, Inc.

Form or Registration No.: Schedule TO/005-32516	Date Filed: November 9, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Tender Offer Statement”) filed by Winn-Dixie Stores, Inc. (“Winn-Dixie” or the “Company”) with the Securities and Exchange Commission on November 9, 2009 relating to an offer (the “Offer”) by the Company to certain optionholders (the “Eligible Optionholders”) to exchange their outstanding stock option grants, whether vested or unvested (the “Eligible Option Grants”), to purchase shares of the Company’s common stock, par value $0.001 per share, granted under the Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan (the “2007 Plan”) with an exercise price per share greater than or equal to $20.00 for new option grants (the “New Option Grants”) to be granted under the 2007 Plan that will represent the right to purchase fewer shares at a lower exercise price than the Eligible Option Grants. This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 9, 2009 (the “Offer to Exchange”), and in the related Election Form, previously filed as Exhibits (a)(1)(A) and (a)(1)(C), respectively.

The information set forth in the Offer to Exchange and the Election Form is hereby expressly incorporated herein by reference in response to all items required in this Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. The purpose of this Amendment No. 2 is to report the expiration and results of the Offer.

Item 1. Summary Term Sheet.

Item 4. Terms of the Transaction.

Item 1 and Item 4 of the Tender Offer Statement are hereby amended by adding the following text to the end of each such item:

The Offer expired at 11:59 p.m., Eastern Time, on December 8, 2009. Eligible Optionholders tendered, and the Company accepted for cancellation, Eligible Option Grants to purchase an aggregate of 596,751 shares of the Company’s common stock from 85 participants, representing 98.7% of the total shares of the Company’s common stock underlying Eligible Option Grants. On December 9, 2009, the Company granted New Option Grants to purchase an aggregate of 242,730 shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Option Grants. The exercise price per share of each New Option Grant is $10.53, which was the closing price of the Company’s common stock as reported by the NASDAQ Global Select Market on December 9, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WINN-DIXIE STORES, INC.

By:	/s/ LARRY B. APPEL, ESQ.
Name:	Larry B. Appel, Esq.
Title:	Senior Vice President, Human Resources & Legal, General Counsel

Date: December 11, 2009